July 11, 2008
By facsimile
202-772-9369

Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 000-21086
Dear Ms. Davis:
In an effort to respond as rapidly as possible to your request for us to provide detail of dry docking costs by type and amount for the periods presented in our Form 10-K for the fiscal years ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008, we prepared the enclosed schedule for your review. This schedule includes a balance of the total net book value of deferred dry docking costs for each period requested, as well as a breakout of the expenditures incurred during each period. The expenditures are broken out by the types of activity as described in our response to your initial comment letter.
Please feel free to contact me at 281-529-7635 with any further questions or additional needs regarding our response.

Sincerely,
/s/ Jeffrey B. Levos
Jeffrey B. Levos
Senior Vice President and Chief Financial Officer

Breakout of Deferred Dry Docking Activity by Cost-Type
(in whole $)

			1Q
	2006	2007	2008

Gross book value at the beginning of the period	$41,913,547	$34,702,710	$57,290,678
Removal of fully amortized vessel dry docking costs	(21,105,837)	(8,062,683)	(2,742,617)

Adjusted gross book value at the beginning of the period	20,807,710	26,640,027	54,548,061

Add deferred dry docking costs incurred in period:
Rental of dry docking facilities and services	1,528,004	4,168,181	2,802,933
Vessel mobilization and demobilization	234,412	6,856,182	91,345
Third party inspection fees	90,770	201,233	22,486
Required steel replacement	9,463,536	14,718,941	12,729,271

Inspection of machinery, safety and navigation equipment	1,627,995	1,480,920	471,740
Crew costs and expenditures for accommodations for required activities	950,283	3,225,194	470,865

Subtotal of additions:	13,895,000	30,650,651	16,588,640

Gross book value at end of period	34,702,710	57,290,678	71,136,701

Less accumulated amortization	(42,136,175)	(34,618,890)	(29,290,959)
Removal of fully amortized vessel dry docking costs	21,105,837	8,062,683	2,742,617

Adjusted accumulated amortization at end of period	(21,030,338)	(26,556,207)	(26,548,342)

Net book value at the end of the period	$13,672,372	$30,734,471	$44,588,359